PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME

CHIYODA-KU, TOKYO 100-0011, JAPAN

April 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Attention:	Ms. Cecilia Blye
Chief Office of Global Security Risk

Mitsubishi UFJ Financial Group, Inc.

Form 20-F for Fiscal Year Ended March 31, 2016

Filed July 15, 2016

File No. 000-54189

Dear Ms. Blye:

We are submitting this letter on behalf of our client, Mitsubishi UFJ Financial Group, Inc. (the “Registrant”), in response to your letter, dated March 30, 2017. We appreciate the Commission staff’s review of and comment to the Registrant’s annual report on Form 20-F for the fiscal year ended March 31, 2016 (the “2016 Form 20-F”).

Set forth below are the Commission staff’s comments together with the Registrant’s responses to the comments.

COMMENT NO. 1: In your letter to us dated January 27, 2014 you described your activities related to Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, affiliates, branches, offices or other direct or indirect arrangements. You should describe any services, products, technology or support you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

U.S. Securities and Exchange Commission	2

RESPONSE TO COMMENT NO. 1: The Registrant has advised us that the nature of its activities related to, and contacts with, Sudan and Syria has not materially changed since the response letter submitted in 2014. The Registrant currently does not have, and does not anticipate having, a subsidiary, affiliate, branch, representative office or other physical presence in Sudan or Syria.

The Registrant has also represented that it intends to continue to limit its activities relating to Sudan and Syria to the types of transactions described below.

Credit Facilities. The Registrant has confirmed that, as of March 31, 2014, 2015 and 2016, it had no direct credit exposure to any entity in Sudan and Syria. The Registrant, however, has advised us that The Bank of Tokyo-Mitsubishi UFJ Ltd. (“BTMU”), the Registrant’s primary banking subsidiary incorporated in Japan, has indirect transactions relating to Sudan and Syria in the form of loans and trade financing (collectively, “credit facilities”) provided to entities outside Sudan and Syria, mainly to Japanese companies, engaged in import and export transactions with counterparties in these countries.

Foreign Exchange, Bank Remittance and Other Settlement Services. The Registrant has advised us that BTMU provides foreign exchange, bank remittance and other settlement services in connection with its customers’ transactions with counterparties in Sudan or Syria, mostly for the benefit of Japanese companies.

Deposits outside the United States. The Registrant, through BTMU, has deposits outside the United States from entities affiliated with the governments of Sudan and Syria (such as government-affiliated banks) as well as from government-related individuals from Sudan and Syria (such as embassy employees of these countries stationed in Japan). The Registrant has advised us that such deposits held by government-affiliated entities of Sudan and Syria are mainly related to Japanese export and import transactions with these two countries.

COMMENT NO. 2: Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

U.S. Securities and Exchange Commission	3

RESPONSE TO COMMENT NO. 2: The Registrant does not believe its business activities related to, or contacts with, Sudan and Syria are material or that its business activities related to those countries would constitute a material investment risk for security holders.

As discussed in the response to Comment No.1, as of March 31, 2014, 2015 and 2016, the Registrant had no direct credit exposure to any entity in Sudan and Syria.

In addition, the Registrant confirms that the volume of, and fees from, BTMU’s foreign exchange, bank remittance and other settlement services related to Sudan and Syria, discussed in the response to Comment No.1, are not material. For example, in the fiscal year ended March 31, 2017, the outgoing and incoming remittance transactions completed by the Japanese branches of BTMU to and from accounts at third-party banks located in Sudan and Syria represented less than 0.01% of the total remittance transaction volume for these branches. For each of the fiscal years ended March 31, 2014, 2015 and 2016, the Registrant has advised us that the volume of BTMU’s remittance transactions completed by the Japanese branches of BTMU to and from accounts at third-party banks located in Sudan and Syria accounted for a similarly low percentage of BTMU’s total remittance volume.

Similarly, the Registrant believes deposits from entities and individuals affiliated or related to the governments of Sudan and Syria, discussed in the response to Comment No. 1, represent an immaterial amount compared to the Registrant’s total deposits. For example, the aggregate deposits in BTMU from Sudanese and Syrian banks, which represent the largest group of depositors related to those countries, accounted for less than 0.001% of the Registrant’s total deposits as of March 31, 2014, 2015 and 2016.

From a qualitative perspective, the Registrant believes its disclosure documents appropriately reflect the potential investment risk for security holders associated with its business activities related to Sudan and Syria.

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U.S. Securities and Exchange Commission	4

Please contact the undersigned at +81-3-3597-6306 (fax number +81-3-4496-6202) if we may be of any assistance in answering your questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu

Tong Yu

cc:	Mr. Dietrich King
Mr. Pradip Bhaumik
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.